Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 7, 2026

Name of Registrant: Home Depot Inc.

Name of person relying on exemption: Inspire Investing

Address of person relying on exemption: 3597 E Monarch Sky Ln., Suite 330, Meridian, ID 83646

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice beneficially owns more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Home Depot, Inc. (HD)

Choosing Neutrality, Avoiding Controversy: Vote YES on Item 12

Contact: Tim Schwarzenberger | engagement@inspireinvesting.com

Introduction

Fellow Home Depot shareholders,

Across corporate America, a powerful and accelerating movement toward political neutrality is underway, particularly on the contentious issue of gender transition care. In just the past year, participation in the Human Rights Campaign’s Corporate Equality Index has plummeted by 65 percent among Fortune 500 companies, falling from 377 participants in 2025 to only 131 in 2026. Major retailers and manufacturers including Lowe’s, Tractor Supply, Walmart, Ford, Harley-Davidson, and McDonald’s have publicly stepped back from HRC participation, recognizing the growing legal, reputational, and commercial risks of one-sided alignment with activists pushing contested medical transitions amid shifting scientific consensus, state-level restrictions on such interventions, and rising risk of litigation.

Home Depot now stands at a pivotal moment: with its own historical ties to the HRC and an unverified 2026 CEI score signaling a lack of clarity around transition-related healthcare benefits, the company must join this prudent corporate pivot.

1. Home Depot’s track record evinces past brand politicization.

Home Depot is an iconic American retailer with a brand built on serving everyday customers, contractors, and families. Yet the company has faced repeated scrutiny for DEI initiatives and HRC partnerships, including past reported involvement in gender-focused elementary school curricula that drew widespread criticism. Conservative activists and media have highlighted these as examples of brand politicization that alienate core stakeholders. Even in 2025, Home Depot quietly removed its dedicated DEI webpage amid mounting political and consumer pressure, replacing it with more neutral language. This move itself underscores the company’s prior overreach into ideological territory. Such episodes demonstrate that one-sided charitable and policy alignments expose the company to reputational volatility, employee division, and investor concern. Such are precisely the issues the proposal seeks to evaluate transparently.

2. Home Depot maintains a troubling lack of transparency around its healthcare policies on medical transition.

Home Depot’s historical score on the HRC Corporate Equality Index signals alignment with criteria that include coverage of “transition-related” benefits such as cross-sex hormones, puberty blockers, and surgeries—even for adolescents as recommended by WPATH.

Crucially, in 2025, HRC reported that Home Depot’s healthcare coverage included these controversial medical interventions. Given (1) Home Depot’s unofficial 2026 CEI score indicating that HRC simply rates the company externally, and (2) that Home Depot’s 2026 score is unchanged from the prior year, it is therefore reasonable to conclude that (in HRC's estimation), Home Depot likely still covers these interventions.

A request for clarity on these healthcare policies is the primary posture of this proposal. Shareholders and employees, many of whom hold sincere religious, moral, or medical objections, have no straightforward way to understand how their healthcare premiums or company resources are being used. This lack of clarity is itself a risk factor and directly justifies the proposal’s call for a thorough, independent risk analysis.

3. The scientific and medical consensus on gender transition care coverage is shifting rapidly, with sharply rising liability for facilitators.

Landmark independent reviews have exposed the weakness of the evidence base. The 2024 Cass Review (UK) concluded that the evidence for puberty blockers and hormones in youth is “remarkably weak,” leading to severe restrictions in the NHS. This has been reinforced by the 2025 U.S. Department of Health and Human Services report on pediatric gender dysphoria, which criticized WPATH’s ideological bias, suppressed dissent, and lack of rigorous evidence. Major professional bodies have responded: in February 2026, the American Society of Plastic Surgeons (ASPS) issued a position statement recommending that gender-related surgeries for minors be delayed until at least age 19 due to insufficient evidence of long-term benefit and clear risks of irreversible harm. Over 25 U.S. states now restrict such interventions for minors, multiple European countries (UK, Sweden, Finland, Norway) have sharply curtailed them, and lawsuits by detransitioners against providers and institutions are proliferating. Companies whose policies or partnerships indirectly facilitate or endorse these contested treatments face mounting legal, regulatory, and litigation exposure. Home Depot’s lack of transparency on this front leaves it vulnerable.

4. Political neutrality is a business imperative given Home Depot’s customer base and the enormous value of its brand.

Home Depot serves a broad, mainstream American customer base that includes a significant conservative-leaning segment: contractors, homeowners, and families in suburban and rural markets who prioritize practical value over corporate activism. The company’s brand value has been estimated at more than $65 billion (roughly 19% of its market capitalization, which stood at ~$327 billion as of April 30, 2026). Any perception of one-sided politicization risks alienating customers who expect Home Depot to focus on low prices, quality products, and excellent service, not social campaigns. Recent corporate history shows the high cost of missteps (e.g., rapid sales and market-value erosion at other brands that waded into divisive cultural issues). A transparent risk report would demonstrate prudent stewardship of this valuable brand asset.

5. Obscuring policies on medical transition creates avoidable risk, while a clear trend toward neutrality is protecting companies.

Public opinion and medical bodies are moving decisively toward caution on youth medical transitions. Continued opacity regarding policies implied by Home Depot’s CEI score, without full transparency, exposes Home Depot to controversy, social media amplification, employee morale issues, and potential regulatory or litigation blowback. Fortunately, leading peers have already acted: Lowe’s, John Deere, Tractor Supply, Ford, and others have ceased participation in HRC surveys, eliminated or scaled back certain DEI programs, and publicly refocused on core business priorities. Walmart in particular states that “Gender reassignment surgery is not considered medically necessary for individuals under the age of 18,” as a clear carveout in its publicly-available benefits book.

These moves have helped restore customer trust and protect shareholder value. Home Depot’s own decision to distance from DEI language shows it is attuned to these pressures. The proposed report would complete this prudent pivot by delivering data-driven clarity on charitable support and associated healthcare policies.

Conclusion

This proposal is not ideological. It is a straightforward exercise in risk management and fiduciary responsibility. It simply asks management to analyze and disclose the full picture so shareholders can make informed judgments. In an era of rapid medical, legal, and cultural change, transparency protects the brand, the workforce, and long-term returns.

We therefore strongly recommend a FOR vote on this proposal. Home Depot’s leadership has historically delivered outstanding operational performance; adopting this report would reinforce that same discipline in the realm of reputational and political risk.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Inspire Investing, LLC is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Tim Schwarzenberger, director of corporate engagement at Inspire Investing, via email at engagement@inspireinvesting.com.